Automating global payroll in the cloud

  

karbonpay.com   Dallas TX

Software | Technology | Operations | Payments | Saas

Highlights

1. We are currently completing our second acquisition

2. Profitable SaaS with $2.5mm ARR and 30% EBIDTA margins

3. Running payroll for more than 275,000 employees every month

4. 80% gross profit margins

5. More than 23,000 companies running payroll each month

6. Offering automated payroll in 7 countries

Our Team



Brad Price Founder & CEO

Brad founded Fingo HR in 2016 and grew annual revenues 1,200% in under 2 years. He has worked in the US, UK, Canada, Mexico and South Africa, and has led global payroll teams.

We have worked in global payroll for the last 5 years so we have deep knowledge of the problems, and how to solve them. We have a customer base all over the world coming from our payroll services work.

We have worked in global payroll for the last 5 years so we have deep knowledge of the problems, and how to solve them. We have a customer base all over the world coming from our payroll services work.



Rob Kleifgen Chief Financial Officer

A seasoned executive with > 17 years of experience providing financial leadership and management. Extensive experience in all aspects of executive financial operations, and several CFO positions held.



Darius Franken Senior Software Developer / Team Lead

Diploma in Software Engineering and a Microsoft Certification for Developing Web Applications. 15 years dev experience building various products and has led diverse development teams. He has spent 5 years designing and building Payroll Systems.



Andy Sahl Sales Lead

An experienced technology sales leader and passionate team builder. Previously Andy was the first salesperson at a SaaS startup in workforce metrics that had a successful exit.



Kyle Pearce EMEA Ops Admin

Kyle brings combined operational experience in customer support, team management, operations administration and project management to the team. He has been instrumental in ensuring the KarbonPay operations run smoothly.



Kieran Rosenberg Automated QA

Kieran received his Microsoft Certified Software Developer diploma from CTU, and has also earned multiple certificates on SCRUM and management. Kieran has made significant strides in the Automation space, running his own automation teams.

KarbonPay



There is no platform which allows companies to adopt a unified multi-country payroll strategy

Multinational companies face incredible payroll compliance complexity: the process breaks down when it comes to international gross-to-net calculations.

So, what's the problem?


This.





with disparate payroll systems, poor data analytics results in reduced insight into key metrics including labor costs, planning and regional drivers

having multiple vendors poses an undue burden on payroll accuracy and operational costs

Compliance

reliance on manual or disjointed networks of compliance partners contributes to inefficient processes, errors, and ultimately higher costs

Ok.... but tell me how that effects customers in the real world?



(This video demonstrates a case study which is normative of the experience shared by companies running cross-border payroll)

Ok, that is a mess. What do customers SAY about this?



"Our company has offices in 26 countries and requires 23 different vendors to run payroll. Between internal and external teams, I feel like I have an army employed to handle my payroll needs with little control or optics, and it's costing me a fortune."

"I'm located in the US and run payroll in eleven countries. I require five separate systems for five countries and am forced to use PEOs for the other six. I feel no ownership over the process.



"I run global payroll for my Canada-based business. I am forced to submit payroll data to my vendor on day two of the pay period in order to pay my employees on time. This means that factors for that pay period are delayed into the next one."

Wow, you're not kidding. So, how can KarbonPay help?



What used to take 5 days now takes 5 seconds with the click of a button.

KarbonPay brings cloud-based automation to consolidate multi-country payroll into a single system, eliminating reliance on in-country partners, manual calculations, removing redundancies, and reducing errors. Leveraging technology (instant calculations) for complex international compliance gives customers access to real time data, enabling business leaders to make data-driven decisions.



Efficiency

KarbonPay's self-service system reduces time spent on data administration and help desk support.

Standardization

KarbonPay ensures business continuity using consistent processes for global payroll operations

Reporting

KarbonPay's unified system results in reliable access to data equipping companies to make data-driven decisions

Vendors

KarbonPay's system allows for ease of use and single vendor maintenance which results in more opportunity for cost savings, improved service and product quality

Compliance

With the use of modern technology KarbonPay improves cross-border compliance, restoring the autonomy of the payroll process to our customers.

KarbonPay offers a single login across borders



KarbonPay's business model is primarily differentiated by its exclusive ability to calculate compliant payroll for multiple countries in one platform under one login

Our single login for all our customers' payroll needs allows us to provide analytics that are either not available with other providers or have to be manually consolidated. Typically, decision-makers are left with incomplete or inaccurate data. KarbonPay's single-source-of-truth means that report generation is immediately accessible, allowing for customization on the fly. We open up all our payroll data to report-writing.

Our single-source-of-truth also provides a much more streamlined operational process. This allows anyone to step into the shoes of the payroll personnel in the event of any disruption in normal business operations. Being cloud-based means our customers can access and run payroll in almost all emergency situations.

With KarbonPay, there are no more in-country partners.

In fact, our customers are often able to eliminate or vastly reduce even the number of vendors they have involved in their payroll process. All changes and reports can be made right from our system so there is no more time and expense waiting on third party vendors.

We are in the process of completing an acquisition, after which our company will look as follows:



Projected end of 2022 Snapshot:

$4.8 MILLION ARR

Combined revenues for local and cross-border payroll with new features

NEW REVENUE STREAMS

Software add-ons to existing customers immediately add revenue

ENTERPRISE

Demonstrated the scale needed to win enterprise deals

24,000 CUSTOMERS

We will have over 24,000 companies using our payroll systems

PRODUCT CAPABILITY IN 14 COUNTRIES

300,000+

Employees



Pricing Dynamics

All of our existing revenue is charged on a per headcount per month basis.

For KarbonPay payroll, we have two high level pricing schemes; single-country users and multi-country users. Single-country users are charged amounts based on the local markets. Multi-country users (cross-border) are changed based on "international" payroll pricing.

XmartClock, like KarbonPay, charges per headcount per month. Direct Deposits are charged per transaction.

Pricing Differentiator:

Most other payroll providers (Sage, ADP and the like) charge on a per payslip basis vs. our monthly charge. This is no longer in touch with current SaaS pricing structures. Our competitors also up-charge for standard services (reports, analytics, corrections, off-cycle payruns, etc.) that customers expect to be included. KarbonPay allows customers immediate, customized access for no additional charge.



KarbonPay Products

Over and above our payroll product itself, the primary driver of short-term value appreciation post-acquisition is KarbonPay's ability to add two additional revenue streams that do not exist at Target but are in high demand amongst the customer base.

Direct Deposits:

Our Direct Deposit service allows customers to conveniently pay their employees from our platform. Once payroll is complete, customers have the option to initiate a single cash transfer after which the system distributes payment to each employee based on their payroll calculations.

Our assumptions for Direct Deposits adoption in our pro forma cash flow model are as follows:

- 60% Target and affiliates customers (headcount) use Direct Deposits on a *monthly* basis.

- Pricing of $0.50 per transaction, once a month - in reality those who are paid every two weeks would generate two $0.50 transactions per month.

Note:

KarbonPay uses 3rd party integrations to facilitate payments. As such, KarbonPay never takes possession of the cash. Furthermore, while KarbonPay discloses

Terms and Conditions to customers regarding 3rd party services, KarbonPay is not responsible for ensuring regulatory compliance.

XmartClock:

- Founded in 2018

- Purchased by KarbonPay in June 2021

- At time of purchase XmartClock was producing approximately $84,000k in top line revenue

- We have since grown this revenue to an annualized $144,000 (**70%+ increase in 9 months of operations**)

- Purchase price was $250,000 (2.97X multiple on revenues)



Additional Countries:

KarbonPay expands its territory footprint in three ways.

- Internally developed country rules engines (South Africa, Mexico and Philippines (soon) on platform, development roadmap for 2022 has KarbonPay developing Canada, Columbia and Brazil)

- Purchasing completed rules engines (use of funds to purchase rules engines for US and UK during 2022)

- Purchasing functionality and rules engines from existing companies (i.e. XmartClock purchase in Q2 2021 and the subject purchase of Target).

Internally Developed:

Using our inhouse development team we developed and launched fully compliant, automated payroll for South Africa (12th most complex payroll in the world per Alight) in September of 2020. 2021 was used to solidify our multi-country infrastructure and develop rules for Mexico (23rd most complex payroll) and Philippines (22nd most complex). For reference, US payroll is ranked as only the 26th most complex.

A quick review of how we develop our payroll rules engines:

- KarbonPay interviews local accounting and tax advisories

- The best 3 are selected and formally engaged

- We require 3 things from these firms:

    - Teach us all the rules and variables

    - Provide us with 12 months of historical payroll data, pre- and post-processing

    - Inform us of changes to regulations as soon as they are announced





Combined and New Revenue Streams – Pro Forma Analysis

The proforma below represents the consolidation of the annual revenue and their sources derived by laying all operations on top of each other. The sources of revenue considered in the model are: KarbonPay and the continuation of the existing business with minimal funding; XmartClock and Direct Deposit income from KarbonPay's organic portfolio, the revenues from the two Target entities (SA and SG), and the income from selling XmartClock and Direct Deposit to existing customers.

Revenue Sources	2022	2023	2024
Total Head Count	287,641	417,372	618,255
Country Footprint	14	22	30
KarbonPay Revenue - Country Rollout	$ 763,316	$ 2,723,372	$ 6,566,075
XmartClock Revenue from KarbonPay Pool	$ 181,345	$ 286,725	$ 634,038
Direct Deposit from KarbonPay Pool	$ 53,539	$ 152,108	$ 335,633
SA Projected Revenue	$ 2,305,918	$ 3,185,802	$ 4,610,364
SG Projected Revenue	$ 292,632	$ 307,415	$ 313,662
XmartClock Revenue from Target Portfolio	$ 233,489	$ 587,424	$ 828,031
Direct Deposit Revenue from Target Portfolio	$ 466,977	$ 1,174,849	$ 1,656,063
Aggregate Revenue	**$ 4,297,217**	**$ 8,417,695**	**$ 14,943,865**
Rate of Change		96%	78%
Revenue per Headcost per Month	$ 1.24	$ 1.68	$ 2.01

Combined Enterprise EBITDA Proforma	2022	2023	2024
KarbonPay Projected Revenue	$ 763,316	$ 2,723,372	$ 6,566,075
Direct Deposit Projected Revenue	$ 53,539	$ 152,108	$ 335,633
XmartClock Projected Revenue	$ 181,345	$ 286,725	$ 634,038
Aggregate Revenue - No Target	**$ 998,201**	**$ 3,162,205**	**$ 7,535,745**
KarbonPay Projected Expenses	$ 1,288,803	$ 2,632,410	$ 5,885,944
XmartClock Projected Expenses	$ 51,470	$ 81,331	$ 179,763
Aggregate Expenses - No Target	**$ 1,340,274**	**$ 2,713,741**	**$ 6,065,707**
Net Annual KarbonPay	**$ (342,073)**	**$ 448,464**	**$ 1,470,038**
EBITDA Margin	-34%	14%	20%
Current Business Projected EBITDA	**$ (342,073)**	**$ 448,464**	**$ 1,470,038**
SA Projected Revenue	$ 2,305,918	$ 3,185,802	$ 4,610,364
SG Projected Revenue	$ 292,632	$ 307,415	$ 313,662
Aggregate Revenue - Target Proforma	**$ 2,598,550**	**$ 3,493,217**	**$ 4,924,026**
SA Projected Expenses	$ 1,618,249	$ 2,235,736	$ 3,235,467
SG Projected Expenses	$ 267,452	$ 280,963	$ 286,672
Aggregate Expenses - Target Proforma	**$ 1,885,702**	**$ 2,516,699**	**$ 3,522,139**
Net Annual Target Organic Growth	**$ 712,848**	**$ 976,518**	**$ 1,401,887**
EBITDA Margin	27%	28%	28%
KP + Target Oraganic Growth Projected EBITDA	**$ 370,775**	**$ 1,424,982**	**$ 2,871,925**
Target Company Client Count	7,745	10,776	15,229
Target Head Count	271,084	377,176	533,002
XmartClock Revenue from Starget Portfolio	$ 233,489	$ 587,424	$ 828,031
Direct Deposit Revenue from Target Portfolio	$ 466,977	$ 1,174,849	$ 1,656,063
Additional Revenue XC + DD from Target Portfolio	**$ 700,466**	**$ 1,762,273**	**$ 2,484,094**
KP + Target + XC + DD Projected EBITDA	**$ 1,071,241**	**$ 3,187,255**	**$ 5,356,019**
EBITDA Margin	25%	38%	36%



Market Opportunity

Our software is poised to disrupt an industry expected to reach $38.4 Billion by 2027.

Between 2016 - 2019 there was a 25% increase in companies using cloud-based technologies. With COVID-19 now acting as a catalyst in this migration process, world-class SaaS options are more important than ever.

US-based companies employ 44 million offshore employees alone. KarbonPay's market is the globe.



Companies with US headquarters and global employees

Downloads

KarbonPay Deck.pdf